UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
or
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _________ to  _________.
Commission file number 1-6402-1

SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)

SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

Report of Independent Registered Public Accounting Firm
To the Administrative Committee
SCI 401(k) Retirement Savings Plan
Houston, Texas
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the SCI 401(k) Retirement Savings Plan as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of SCI 401(k) Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ HARPER & PEARSON COMPANY, P.C.
We have served as the Plan's auditor since 2001.

Houston, Texas
June 28, 2021

FINANCIAL STATEMENTS
SCI 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets:
Investments
Common/collective trust funds	$1,026,933,681	$727,691,140
Registered investment companies	60,623,642	199,607,589
Interest-bearing cash	649,367	139,889
SCI common stock	151,429,997	149,890,048
Self directed accounts	31,402,844	18,482,521
Total investments	1,271,039,531	1,095,811,187
Receivables:
Employer contributions	7,929	—
Participant loans	25,610,582	26,157,973
Total assets	1,296,658,042	1,121,969,160
Liabilities:
Excess contributions payable		17,001
Total liabilities	—	17,001
Net assets available for benefits	$1,296,658,042	$1,121,952,159

The accompanying notes are an integral part of these financial statements.

SCI 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2020
Additions to net assets attributed to:
Contributions
Employer	$40,227,883
Participants	61,238,067
Rollovers from other qualified plans	3,823,976
Total contributions	105,289,926
Investment income
Dividend and interest income	10,039,554
Net change in the fair value of investments	153,177,660
Total investment income	163,217,214
Participant loan interest	1,393,344
Total additions to net assets	269,900,484
Deductions from net assets attributed to:
Distributions to participants	93,657,308
Administrative expenses	1,348,014
Total deductions from net assets	95,005,322
Net increase	174,895,162
Transfers to/(from) the plan, net	(189,279)
Net assets available for benefits at the beginning of the period	1,121,952,159
Net assets available for benefits at the end of the period	$1,296,658,042

The accompanying notes are an integral part of these financial statements.

SCI 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019
1.    Plan Description
General
The following description of the SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.
The Plan was established July 1, 2000 as a defined contribution plan for the exclusive benefit of Service Corporation International's (SCI or the Company) United States non-union employees, and has since been amended on an as-needed basis through the date of this report. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are held by Charles Schwab Bank and participant accounts are maintained by Charles Schwab Bank. SCI serves as Plan Sponsor.
Contributions
Eligible employees can participate in the Plan after completing two months of service and attaining age 18. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible to participate in the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility criteria, contributing 4% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Effective July 1, 2014, the Plan was amended to allow Roth contributions. Each individual's participant contributions were limited to $19,500 in 2020. An additional catch-up contribution up to $6,500 was allowed for employees aged 50 and over.
The Company contributes a matching amount up to 6% of the participant's pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 125% of the employee's eligible contribution as described in the table below. Additional amounts may be contributed at the Company's discretion. There were no discretionary Company contributions for the year ended December 31, 2020.

Participant's Completed Years of Service	Matching Percentage
Less than 6 years	75%
Greater than 6 years and less than 11 years	100%
11 or more years	125%
Participant Accounts
Participant account balances are valued based upon the number of units or shares of each investment fund owned by the participants. Each participant's account is credited with the participant's contribution, the Company's contributions, and a pro rata share of the earnings of each fund in which the participant has invested. Forfeited balances of terminated participants' non-vested accounts are used to reduce administrative expenses and future Company contributions. For the year ended December 31, 2020, forfeited balances applied to reduce employer contribution and plan expenses amounted to $2,005,613 $253,706, respectively. At December 31, 2020, there were forfeitures in the amount of $2,158,278 available to offset future employer contributions and/or administrative expenses.
Vesting
Participants are fully vested in their deferred salary, rollover contributions, and related earnings. Participants are not vested in Company contributions and related earnings until they complete three years of service with the Company, thus becoming 100% vested.
Participant Loans
Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, or longer if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest fixed at 1% above the prime rate at the date of inception. Interest rates for loans range between 4.25% and 9.25% as of December 31, 2020. A participant may have no more than one loan outstanding at any one time. Interest income on participant loans is recorded when earned. If a participant ceases to make loan payments, the Plan Administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements and the participant account balance will be reduced at the earliest permitted date as outlined in the Plan Document.
On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") which contains certain relief provisions that apply to retirement plans in response to Plan participants who may have been negatively impacted by COVID-19. As part of the CARES Act, the Plan adopted the following loan provisions that became effective April 15, 2020:
•a qualified participant may elect to take a participant loan up to $100,000, not to exceed the participant's vested balance during the period of January 1, 2020 to December 31, 2020 and
•a qualifying participant may delay outstanding participant loan repayments for up to one year for loans due between March 27, 2020 to December 31, 2020.
Receivables for Securities Sold
The Plan records investment transactions on a trade date basis. Transactions may take up to seven days to settle, therefore pending purchases and sales are recorded as a receivable or payable as of period end.
Participant Distributions
The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may request withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant's account or a partial distribution of such amount. A participant that terminates employment whose account balance is less than $5,000 will receive a distribution of their vested aggregate account balance without the consent of the participant. If the distribution is less than $1,000 the distribution will be made in the form of lump sum cash. If the distribution is greater than $1,000, but less than $5,000 the Administrator will pay the distribution in an automatic direct rollover to an individual retirement account.
Plan Termination
The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.
2.    Summary of Significant Accounting Policies
Principles of Reporting
The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements and related notes. As a result, actual results could differ from those estimates.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 3 for information regarding Fair Value Measurements).
The Wells Fargo Stable Value Fund Class E included in Plan assets receives interest based on crediting interest rates determined by the issuer. The underlying investments of the Fund consist of units of the Wells Fargo Stable Return Fund G. The common/collective trust funds are issued by T. Rowe Price, Northern Trust, ArrowStreet, GW&K, Prudential, and State Street and the underlying investments of the common/collective trust funds include other bond, equity, and money market trusts.
A self-directed investment account is allowed for each participant who directs an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year. Charles Schwab is asset custodian for the self-directed investment accounts.
Net change in the fair value of the investments consists of net realized and unrealized appreciation (depreciation). Each investment fund's appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.
Investment Fund Changes
During 2020, the Plan made several fund changes in order allow participants to more effectively manage their retirement assets through a simplified investment menu with improved quality and generally lower fees. The below table summarizes the changes in the investment fund from the previous year-end of December 31, 2019:

Removed Fund (1)	Ticker	Replaced Fund (2)	Ticker	Asset Category
Wells Fargo Stable Value Fund C	WFVTZ	Wells Fargo Stable Value Fund Class E	WSFTZ	Stable Value
PIMCO Total Return Institutional Fund	PTTRX	Prudential Core Plus Bond Fund	N/A	Intermediate Core- Plus Bond
PIMCO Real Return Fund	PRRIX	SSgA Real Asset Fund	N/A	Inflation-Protected Bond
T. Rowe Price Retirement Balanced Active B Fund	TRBB	Qualified Default Investment Alternative (QDIA) (3)	N/A	Balanced
Invesco Diversified Dividend R6 Fund	LCEFX	T. Rowe Price U.S. Structured Research Equity Fund	N/A	U.S. Large Cap Equity
American Funds AMCAP R6 Fund	RAFGX	T. Rowe Price U.S. Structured Research Equity Fund	N/A	U.S. Large Cap Equity
JPMorgan Small Cap Value R6 Fund	JSVUX	GW&K U.S. Small/Mid Cap Core Equity Fund	N/A	U.S. Small/Mid Cap Equity
Hartford Small Cap Growth HLS IA Fund	HISCX	GW&K U.S. Small/Mid Cap Core Equity Fund	N/A	U.S. Small/Mid Cap Equity
DFA Large Cap International I Fund	DFALX	Arrowstreet International Equity ACWI Ex U.S. Fund	N/A	International Equity
American Funds EuroPacific Growth R6	RERGX	Arrowstreet International Equity ACWI Ex U.S. Fund	N/A	International Equity
(1) Included in the prior year Schedule of Assets (Held at End of Year) as reported in our Annual Report on Form 11-K for the fiscal year December 31, 2019 filed with the Securities and Exchange Commission on June 29, 2020.
(2) Included in the Schedule of Assets (Held at End of Year) as of December 31, 2020.
(3) The QDIA is the T. Rowe Price Retirement Tr-B target date fund aligned with the year participants will reach age 65, as determined by the Plan.
Risks and Uncertainties
The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
On March 11, 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in the financial markets and having an impact on the global economy. As a result, there is heightened market risk in the Plan’s investment portfolio. However, because the values of the Plan’s investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.
Administrative Expenses
Administrative expenses represent record keeping, transaction, and investment advisory fees paid to Charles Schwab and audit fees. Legal fees are paid by the Plan Sponsor.
3.    Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy has been established, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
There are three levels of inputs that may be used to measure fair value based on the following hierarchy:
•Level 1 - Quoted prices in active markets for identical assets or liabilities

•Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
•Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
A financial instrument's level within fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following is a description of the valuation techniques used for assets measured at fair value for the years ended December 31, 2020 and 2019:
•Registered investment companies, SCI common stock, and self-directed accounts are valued at the market value of shares held at year end.
•The investments held in common/collective trust funds are valued by the trustee of the funds based upon the net asset value of the underlying investments.
The methods above described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There was no change in methodology for the year ended December 31, 2020.
The fair value of investments are categorized as follows:

		December 31,
	Value Hierarchy Level	2020	2019
Registered investment companies	1	$60,623,642	$199,607,589
SCI common stock	1	151,429,997	149,890,048
Self directed accounts	1	31,402,844	18,482,521
Interest-bearing cash	1	649,367	139,889
Total investments, at fair value		244,105,850	368,120,047
Common/collective trust funds (a)		1,026,933,681	727,691,140
Total investments, at net asset value		1,026,933,681	727,691,140
Total investments		$1,271,039,531	$1,095,811,187
(a) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.
For investments measured at net asset value there are no unfunded commitments.
4.    Income Taxes
In 2016, the Plan adopted a volume submitter profit sharing plan with cash-or-deferred arrangement (volume submitter plan). The volume submitter plan received a favorable opinion letter from the Internal Revenue Service on April 22, 2016, which declared that the volume submitter plan qualifies under section 401(a) of the Internal Revenue Code as being exempt from income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.
The Plan Administrator believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2020, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2017 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the Statement of Changes in Net Assets Available for Benefits.

5.    Parties-in-Interest
Certain plan investments represent investments in common/collective trust funds, registered investment companies, and self-directed accounts managed by Charles Schwab Bank, trustee of the Plan. Therefore transactions involving these common/

collective trust funds and registered investment companies qualify as exempt party-in-interest transactions. The Plan paid Charles Schwab Trust $1,227,375 related to record keeping and transaction fees for the year ended December 31, 2020.
At December 31, 2020 and 2019, approximately 12% and 13%, respectively, of the Plan assets were held in the form of shares of the Company's common stock. Transactions involving the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA.

SUPPLEMENTAL SCHEDULE
SCI 401(k) Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
EIN: 74-1488375 PIN: 002

(a) (b)	(c)	(d)	(e)
Identity of issuer,
Identity of issuer, borrower, lessor or	Description of investment including maturity date,
similar party	rate of interest, collateral, par or maturity value	Cost	Current Value

Interest-Bearing Cash:
* Schwab	Schwab Government Money Investment Fund SH	**	$649,367
Self Directed Account:
* Personal Choice Retirement	Self Directed Account	**	31,402,844
Common/Collective Trust Funds:
T. Rowe Price	T. Rowe Price Retirement 2005 Active B Fund	**	17,317,305
T. Rowe Price	T. Rowe Price Retirement 2010 Active B Fund	**	22,035,389
T. Rowe Price	T. Rowe Price Retirement 2015 Active B Fund	**	46,923,672
T. Rowe Price	T. Rowe Price Retirement 2020 Active B Fund	**	88,520,913
T. Rowe Price	T. Rowe Price Retirement 2025 Active B Fund	**	127,525,932
T. Rowe Price	T. Rowe Price Retirement 2030 Active B Fund	**	113,639,976
T. Rowe Price	T. Rowe Price Retirement 2035 Active B Fund	**	109,158,611
T. Rowe Price	T. Rowe Price Retirement 2040 Active B Fund	**	78,373,769
T. Rowe Price	T. Rowe Price Retirement 2045 Active B Fund	**	54,075,266
T. Rowe Price	T. Rowe Price Retirement 2050 Active B Fund	**	40,396,722
T. Rowe Price	T. Rowe Price Retirement 2055 Active B Fund	**	23,745,421
T. Rowe Price	T. Rowe Price Retirement 2060 Active B Fund	**	6,115,300
T. Rowe Price	T. Rowe Price U.S. Structured Research Equity Fund	**	68,630,497
Northern Trust Investments, Inc.	NT S&P 500 Index Fund CL 3	**	76,396,952
ArrowStreet	Arrowstreet International Equity ACWI Ex U.S. Fund	**	35,732,265
GW&K	GW&K U.S. Small/Mid Cap Core Equity Fund	**	27,593,107
Prudential	Prudential Core Plus Bond Fund	**	22,153,088
State Street	SSgA Real Asset Fund	**	11,505,150
Wells Fargo	Wells Fargo Stable Value Fund Class E	**	57,094,346
Registered Investment Companies:
Vanguard Funds	Vanguard Extended Market Index Institutional Fund	**	33,024,166
Vanguard Funds	Vanguard Total Bond Market Index Fund	**	25,100,603
Vanguard Funds	Vanguard Total International Stock Index Fund	**	2,498,873
Common Stock:
* Service Corporation International	SCI Common Stock	**	151,429,997
Total Investments			$1,271,039,531
* Participant Loans	Loans with interest rates of 4.25% to 9.25%		25,610,582
Schedule of Assets (Held at End of Year)			$1,296,650,113
*    Party-in-interest as defined by ERISA.
**    Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

10 Service Corporation International

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the SCI 401(k) Retirement Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    SCI 401(k) Retirement Savings Plan
Date:    June 28, 2021            By:    /s/ RONE LUCZYNSKI
                        Rone Luczynski
                        President
                        SCI Shared Resources, LLC

FORM 11-K 11